Exhibit 99.9

Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Shenzhen Eastern Branch, Agricultural Bank of China (“the Creditor”) Dated January 10, 2012

Main contents

•	Contract number: 81010120120000034;
•	Loan principal: RMB 7.5 million;
•	Loan term: from January 10, 2012 to January 9, 2013;
•	Fixed interest rate: Interest rate of loan shall be 110% of the benchmark rate announced by the People’s Bank of China;
• Interest accrued and settled per month, interest settlement day is the 20th day of each month;
• Penalty interest rate for delayed repayment: current interest rate plus 50% * current interest rate;
• Penalty interest rate for embezzlement of loan proceeds: current interest rate *1;
•	Purpose of the loan is to repay the loans for the Company;
•	Breach of contract penalties: correct the breach of contract in time limit; suspension of availability of credit facility for borrowing; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal, interest and other fees; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

Headlines of the articles omitted:

•	Termination and explanation
•	Undertaking of the Company
•	Loan arrangement
•	Interest clearing of the loan
•	Payment of the loan
•	Rights and obligation
•	Interest penalty of loan
•	Guarantee of the loan agreement
•	Disputation settlement
•	Validity
•	Text